0000819950

C SQUARED DEVELOPMENTS INC.
(formerly LUCERO RESOURCE CORP.)

735 – 1489 MARINE DRIVE
WEST VANCOUVER, B.C. V7T 1B8
tel. (604) 682-7041
fax (604) 913-0628

02 JAN 30 AM 8:01

October 11, 2001

Securities & Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Room 3090
Washington, D.C. 20549
U.S.A.

SUPPL


02002782

Attention: Mr. Paul Dudek

Dear Sirs:

RE: C Squared Developments Inc. (formerly Lucero Resource Corp.)
12g3-2(b) Exemption - #82-1756

In order to maintain the above exemption in good standing, we enclose the following:

1. BC Form 45-902F dated October 3, 2001;
2. News Release #06 dated October 10, 2001; and
3. BC Form 53-901F dated October 10, 2001.

PROCESSED
MAY 21 2002
THOMSON FINANCIAL

Yours very truly,

C SQUARED DEVELOPMENTS INC.
per:

Marilyn Wong,
Assistant Secretary

Encl.

dw 1/31

82-1756.

This is the form required under section 139 of the *Securities Rules* and, if applicable, by an order issued under section 76 of the *Securities Act.*

BC FORM 45-902F
(Formerly Form 20)

Securities Act (B.C.)

REPORT OF EXEMPT DISTRIBUTION

Report of a distribution of a security under section 74(2)(1) to (5), (8) to (10), 11(i), (14), (16)(i), (18), (19) or (23) to (26) of the *Securities Act*, or section 128(a), (b), (c) or (e) to (h) of the *Securities Rules*, or, if applicable, by an order issued under section 76 of the *Securities Act.*

1. **Name, address and telephone number of the issuer of the security distributed (the "Issuer"):**

   C Squared Developments Inc. (formerly Lucero Resource Corp.)
   735 – 1489 Marine Drive
   West Vancouver, B.C. V7T 1B8

   Telephone: (604) 682-7041

2. **State whether the Issuer is or is not an exchange issuer:**

   The Issuer is an exchange issuer.

3. **Describe the type of security and the aggregate number distributed:**

   200,662 common shares

4. **Date of the distribution(s) of the security:**

   September 26, 2001

5. **Specify the section(s) of the Act or Rules and, if applicable, the date of the discretionary order, the blanket order number, or the BC Instrument number under which the distribution(s) of the security was made:**

   Section 128(e) of the Rules

6. **If the distribution(s) of the security was made to 50 purchasers or less, circle and complete clause (a) of this section. If the distribution(s) of the security was made to more than 50 purchasers, circle clause (b) of this section:**

   (a) See attached Schedule "A"

   (b) **The Issuer has prepared and certified a list of purchasers comprising the same information required by clause (a) of this section and a certified true copy of the list will be provided to the Commission upon request:**

N/A

7. **State the total dollar value (Canadian $) of the securities distributed by the Issuer to purchasers resident in British Columbia in respect of which this report is filed:**

   $20,066.20

8. **State the name and address of any person acting as agent in connection with the distribution(s) of the security, the compensation paid or to be paid to the agent and the name(s) of the purchaser(s) in respect of which the compensation was paid or is to be paid:**

   N/A

9. **If the distribution of the security was made under section 128(a) of the Rules, state the number of different purchasers who acquired securities of the Issuer under that section during the 12 month period preceding the distribution of this security:**

   N/A

10. **If the distribution of the security was made under section 128(h) of the Rules, state:**

    (a) **the number of different purchasers who acquired any securities of the Issuer under that section during the 12 month period preceding the distribution of this security, and**

    N/A

    (b) **the total dollar value (Canadian $) of all securities of the Issuer distributed under that section (including the distribution of this security) during the 12 month period preceding the distribution of this security:**

    N/A

The undersigned hereby certifies that the statements made in this report are true and correct.

DATED at Vancouver, B.C. this 3rd day of October, 2001.

C SQUARED DEVELOPMENTS INC.
per:

"Jonathan George"

Jonathan George, President

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR PROVIDED UNDER THE *SECURITIES ACT* OR *SECURITIES RULES* THAT, AT THE TIME AND IN THE LIGHT OF CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

Schedule "A"

Full Name and Residential Address of Purchaser	**No. of Securities Purchased**	**Price Per Share (Cdn $) (deemed)**	**Total Purchase Price (Cdn $) (deemed)**	**Section of Act/Rules and, if applicable, Date of Discretionary Order, Blanket Order No. or BC Instrument No.**
Crested Wave Holdings Ltd. 1100 – 888 Dunsmuir Street Vancouver, B.C. V6C 3K4	45,313	10¢	$4,531.30	S. 128(e) Rules
Stikeman Elliott 1700 – 666 Burrard Street Vancouver, B.C. V6C 2X8	69,314	10¢	$6,931.40	S. 128(e) Rules
Canaccord Capital Corporation 2200 – 609 Granville Street Vancouver, B.C. V7Y 1H2	9,102	10¢	$910.20	S. 128(e) Rules
Marilyn Wong 63 – 5950 Oakdale Road Burnaby, B.C. V5H 4R5	41,933	10¢	$4,193.30	S. 128(e) Rules
Jonathan George 735 – 1489 Marine Drive West Vancouver, B.C. V7T 1B8	35,000	10¢	$3,500.00	S. 128(e) Rules
TOTAL	200,662		$20,066.20	

82-1756

C SQUARED DEVELOPMENTS INC.

735 – 1489 MARINE DRIVE
WEST VANCOUVER, B.C. V7T 1B8
tel. (604) 682-7041
fax (604) 913-0628

OCTOBER 10, 2001
NEWS RELEASE 00-06
TRADING SYMBOL SQD.V
SEC 12g3-2(b) #82-1756

Further to the Company's news release dated June 14th, 2001, concerning the acquisition of certain gas and oil rights in Palo Pinto County, Texas, the Company advises that it will not be proceeding with this acquisition.

ON BEHALF OF THE BOARD OF
C SQUARED DEVELOPMENTS INC.

"Jonathan George"

Jonathan George, President

82-1756

BC FORM 53-901F
(formerly Form 27)

Securities Act (British Columbia)
MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

1. **Reporting Issuer**

C Squared Developments Inc.
735 – 1489 Marine Drive
West Vancouver, B.C. V7T 1B8

Telephone: (604) 682-7041

2. **Date of Material Change**

October 10, 2001

3. **Press Release**

A news release was issued on October 10, 2001, and disseminated through the facilities of Canada Stockwatch and Market News.

4. **Summary of Material Change(s)**

The Company will not be proceeding with the acquisition announced on June 14, 2001.

5. **Full Description of Material Change(s)**

See attached news release.

6. **Reliance on Section 85(2) of the Act (British Columbia)**

Not Applicable

7. **Omitted Information**

Not Applicable

8. **Senior Officer**

Jonathan George
Telephone: (604) 682-7041

9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, British Columbia, this 10th day of October, 2001.

C SQUARED DEVELOPMENTS INC.
Per:

"Jonathan George"

Jonathan George, President

C SQUARED DEVELOPMENTS INC.

735 – 1489 MARINE DRIVE
WEST VANCOUVER, B.C. V7T 1B8
tel. (604) 682-7041
fax (604) 913-0628

OCTOBER 10, 2001
NEWS RELEASE 00-06
TRADING SYMBOL SQD.V
SEC 12g3-2(b) #82-1756

Further to the Company's news release dated June 14th, 2001, concerning the acquisition of certain gas and oil rights in Palo Pinto County, Texas, the Company advises that it will not be proceeding with this acquisition.

ON BEHALF OF THE BOARD OF
C SQUARED DEVELOPMENTS INC.

"Jonathan George"

Jonathan George, President